[redacted]

14041725

SEC
Mail Processing
Section

MAY 27 2014

Washington DC
404

DD
10/8/14

U.S. Department of the Treasury
Washington, D.C. 20220

OMB APPROVAL
OMB # 1535-0089

ANNUAL AUDITED REPORT
FORM G-405
PART III

Information Required of Government Securities Brokers and Dealers
Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2

SEC FILE NUMBER
8- 37947

REPORT FOR THE PERIOD BEGINNING 04/01/2013 (MMDDYYYY) AND ENDING 03/31/2014 (MMDDYYYY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

ICAP Securities USA LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

Harborside Financial Center 1100 Plaza Five
(No. and Street)

Jersey City	NJ	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luciano Soldiviero (212)341-9289
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *
(Name - if individual, state last, first, middle name)

Pricewaterhouse Coopers LLP

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. (See 17 CFR 240.17a-5(e)(2), 17 CFR 405.2)

DD
10/8/14

OATH OR AFFIRMATION

I, Luciano Soldiviero, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICAP Securities USA LLC, as of March 31 in the year 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer

Title

DIANA BARONE
Notary Public
State of New Jersey
My Commission Expires Aug 19, 2018

Notary Public

This report * * contains (check all applicable boxes)

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 and 17 CFR 403.4.
- ☐ (i) Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3 and 17 CFR 403.4
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Capital Under 17 CFR 402.2 and the Computation for Determination of the Reserve Requirements Under Exhibit A if SEC Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* * For conditions of confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3), 17 CFR 405.2.

ICAP Securities USA LLC and Subsidiaries

Consolidated Statement of Financial Condition
March 31, 2014

pwc

ICAP Securities USA LLC and Subsidiaries

Consolidated Statement of Financial Condition

March 31, 2014

ICAP Securities USA LLC and Subsidiaries
Index
March 31, 2014

pwc

Independent Auditor's Report

To the Member of ICAP Securities USA LLC and Subsidiaries:

We have audited the accompanying statement of financial condition of ICAP Securities USA LLC and Subsidiaries the ("Company") as of March 31, 2014.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of ICAP Securities USA LLC and Subsidiaries at March 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

May 19, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

ICAP Securities USA LLC and Subsidiaries
Consolidated Statement of Financial Condition
Year Ended March 31, 2014

(dollars in thousands)

Assets		
Cash and cash equivalents	$	135,844
Cash segregated under federal regulations		16,510
Deposits with clearing organizations		29,255
Securities borrowed		1,320,027
Receivable from brokers dealers and clearing organizations		996,593
Receivable from customers		164,968
Securities purchased under agreements to resell		5,055
Commissions receivable, net of allowance for doubtful accounts of $425		42,198
Receivable from affiliates		25,457
Intangible assets, net of accumulated amortization of $709		498
Exchange and trading memberships		1,401
Goodwill		2,312
Prepaid expenses and other assets		9,869
Total assets		2,749,987
Liabilities and Member's Equity		
Liabilities		
Securities loaned		1,324,030
Payable to brokers, dealers and clearing organizations		149,433
Securities sold, under agreements to repurchase		68,453
Payable to customers		918,851
Payable to affiliates		2,997
Accrued expenses and accounts payable		60,581
Total liabilities		2,524,345
Commitments and contingencies (Note 7)		
Member's equity		225,642
Total liabilities and member's equity	$	2,749,987

The accompanying notes are an integral part of these consolidated financial statements.

(dollars in thousands)

1. Organization

ICAP Securities USA LLC (the "Company") and its direct wholly owned subsidiaries, ICAP Electronic Broking LLC ("IEB"), ICAP Corporates LLC ("Corporates"), and LinkBrokers Derivatives LLC ("Link"), (the subsidiaries are collectively referred to herein as the "Subsidiaries", and the Company and Subsidiaries together are referred to herein as the "Group") are Delaware limited liability companies. The sole Member of the Company is ICAP Broking Holdings North America LLC ("IBHNA"). IBHNA has two Members ICAP US Financial Services LLC ("IUFS") and First Brokers Holdings Inc. ("FBHI"). FBHI is a wholly owned subsidiary of IUFS, and IUFS is owned by ICAP North America, Inc ("INAI"), fifty percent directly and the other fifty percent indirectly through ICAP US Investment Company ("IUIC"). IUIC is a wholly owned subsidiary of INAI.

The Group is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world.

The Company is registered with the Securities and Exchange Commission ("SEC") as a government securities broker-dealer under the provisions of the Government Securities Act of 1986, and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company, headquartered in New Jersey and with an office in London, is a broker of U.S. Treasury bills, notes and bonds, and obligations of U.S. Governmental agencies, and repurchase and reverse repurchase agreements covering U.S. Government and Federal agency securities.

The Subsidiaries primarily operate in the brokering of financial instruments. Collectively the instruments include, but are not limited to corporate bonds, preferred stock, credit derivatives, U.S. Governmental and other Federal agency obligations, collateralized mortgage obligations and other asset-backed corporate debt securities, Canadian Government and Canadian Corporate debt obligations, equities, equity options, commodity futures, and financial futures. Certain subsidiaries also provide direct market access services and market data to market data distributors.

On March 25, 2013 FINRA approved Corporates' plan to purchase certain assets from Link necessary to operate Link's then current business. On April 1, 2013 ("the closing date") before the open of business the purchase of Link's assets by Corporates was completed (see note 10).

IEB, Corporates and Link are registered with the SEC, and Corporates is registered with the Commodity Futures Trading Commission ("CFTC") and the National Futures Association ("NFA") as a non clearing Independent Introducing Broker ("IB"). Corporates has four trading licenses with the New York Stock Exchange ("NYSE"), is a member of the NYSE Amex LLC, NASDAQ Stock Exchange, NYSE Arca, the Chicago Board Options Exchange, and the National Stock Exchange. Additionally Corporates is a member of the NFA, Intercontinental Exchange Futures U.S., and the Chicago Board of Trade which is part of the Chicago Mercantile Exchange Group. IEB operates an electronic inter-dealer trading system.

Brokerage capacities

In certain products, members of the Group act in the capacity of "matched principal" or "name give-up."

(dollars in thousands)

When acting in the capacity of "matched principal", the Group member acts as a "middleman" or intermediary by serving as the counterparty for identified buyers and sellers in the matching, in whole or in part, of reciprocal back-to-back trades.

When acting in the "name give-up" capacity, the Group member acts in an agency capacity, whereby it connects buyers and sellers and may assist in the negotiation of the price and other material terms of the transaction. At the point at which the parties agree to terms, the Group member leaves the buyer and seller to clear and settle through the appropriate market mechanism.

In certain markets, members of the Group may also facilitate its clients by acting as the executing broker of exchange products. Certain of these transactions are introduced to a clearing firm for settlement and clearance, and in others the Group member may self-clear the transaction.

The Group's Internal Counsel believes that ICAP plc benefits from a waiver from consolidated capital adequacy tests granted by the UK Financial Conduct Authority ("FCA") to ICAP's FCA regulated entities. The waiver provides relief from certain capital requirements under EU legislation, provided that ICAP plc's Group is not exposed to proprietary trading risk.

Compensation

The Group is generally compensated for its role in facilitating and consummating transactions by charging a brokerage fee. In "matched principal" market places the fee typically takes the form of a markup or markdown which is added to or subtracted from, as the case may be, the agreed-to transaction price. In "name give-up" market places and for other agency transactions the fee will typically take the form of a commission.

In addition, in certain fixed income markets, the Group may when acting in a "matched principal" capacity, earn a profit by buying a financial instrument at one price and simultaneously or shortly thereafter selling it at a higher price (or vice versa), such that the Group receives the benefit of the "spread" on the trade in addition to any markup or markdown it charges.

Unmatched Principal Transactions

The Group may and does from time to time acquire unmatched positions as principal, including but not limited to, in the following scenarios:

(1) Taking a position to add liquidity for Group customers and to attract market participants to its market. Sometimes the act of posting or providing quotations may result in the Group acquiring a position as principal on an unmatched trade;

(2) As a result of errors or out-trades. From time to time, as a result of a bona fide error the Group may in "matched principal" market places acquire a position in resolution of such error (this may also occur when the Group is acting as agent in an exchange based marketplace); and

(3) Executing or facilitating customer orders. This includes but is not limited to acquiring a position (i) resulting from the partial mismatches in timing between multiple buyers and sellers when facilitating customer orders, and (ii) where appropriate, executing in anticipation of customer interest or anticipated orders, and (iii) prior to a position being novated, given-up or settled by

(dollars in thousands)

the relevant customer(s) and/or for the purposes of gaining the customer(s) access to any applicable clearing and settlement system.

2. Summary of Significant Accounting Policies

Basis of presentation

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Material intercompany balances and transactions are eliminated upon consolidation. The U.S. Dollar is the functional currency of the Company and its subsidiaries. In the opinion of management, the Consolidated Financial Statements include all adjustments necessary to present fairly the financial position at March 31, 2014 and the results of operations for the year then ended.

Use of Estimates

Preparation of the Consolidated Financial Statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(a) Cash and Cash Equivalents

Cash and cash equivalents at March 31, 2014 include approximately $16,360 of short-term highly liquid money market mutual funds. The Group considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. All of the $16,360 is held at one major financial institution. Additionally at March 31, 2014, the Group had a cash balance that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250, held at two major financial institutions.

(b) Exchange and Trading Memberships

The Company and a member of the Group own membership shares in the Depository Trust Clearing Corporation ("DTCC"). The membership shares are subject to restriction. The Group carries these restricted shares at cost of approximately $602 and $18 respectively. Additionally another member of the Group owns two trading memberships with ICE Inc., formerly named the New York Board of Trade ("NYBOT").The membership shares are subject to restriction. The Group carries these restricted shares at cost of approximately $781.

(dollars in thousands)

(c) Securities Transactions

Security transactions are recorded in the Consolidated Statement of Financial Condition on a trade date basis; the related trading income or loss is recorded on trade date basis and reported in the Consolidated Statement of Income. Customers' securities transactions are recorded on a settlement date basis.

Securities owned are recorded at fair value.

(d) Collateralized Financing Agreements

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require Corporates to deposit cash with the lender. With respect to securities loaned, the Corporates receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities. Corporates monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate. The amount of collateral received and delivered under these agreements approximates the amounts on the Consolidated Statement of Financial Condition. Securities borrowed and securities loaned are presented on a gross basis in the Consolidated Statement of Financial Condition.

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Group does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Group to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Group may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

The Group's repurchase agreements are carried at the amounts of cash advanced or received, plus accrued interest, which approximates fair value.

(e) Goodwill and Intangibles

Under ASC 350, goodwill and the useful lives of intangible assets are tested for impairment, at a minimum, on an annual basis or when an event occurs or circumstances change that signifies the existence of impairment. In September 2011, a new accounting standard was issued that permits an entity to perform a qualitative assessment of goodwill impairment to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. The Group elected to continue to perform a quantitative assessment and concluded that there was no impairment of goodwill or intangible assets as of March 31, 2014.

(dollars in thousands)

Identifiable intangible assets consist of customer lists and are amortized over four to five years.

(f) Allowance for Doubtful Accounts

An allowance for doubtful accounts on commissions receivable is maintained at a level that in management's judgment is adequate to absorb potential credit losses. The allowance is increased by provisions charged to income and is reduced by charge-offs.

(g) Income Taxes

The Group is comprised of single member limited liability companies which are owned by a partnership, and therefore treated as disregarded entities pursuant to Treasury Regulation 301.7701-3 for federal income tax purposes. Generally disregarded entities owned by a partnership are not subject to entity level federal or state income taxation and, as such, the Group does not provide for income taxes under ASC 740, Income taxes. For income tax purposes the Group's income and/or loss is combined with that of its parent IBHNA, and is then reported on the tax return of IBNHA's two members.

3. Accrued Expenses and Accounts Payable

Accrued expenses and accounts payable at March 31, 2014 include approximately $35,354 of accrued compensation and related expenses, and $25,227 of other accrued expenses.

4. Cash Segregated Under Federal Regulations

Cash in the amount of $12,001 have been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3 (see Note 9). Certain members of the Group compute a PAIB Reserve, which requires that these Group members maintain minimum segregated cash in the amount of total credits per the Reserve Computation. As of March 31, 2014 cash in the amount of $4,509 has been segregated in proprietary accounts of introducing broker-dealers ("PAIB") reserve account. The segregated cash held in both the special reserve bank account for the exclusive benefit of customers and the PAIB reserve account meet the requirement pursuant to SEC Rule 15c3-3.

5. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Settlement date for brokered transactions in securities is generally same day or one to three business days after trade date, except for mortgage related securities issued by federal agencies, which is between five and twenty business days after trade date.

(dollars in thousands)

Fail-to-deliver	$ 973,972	Fail-to-receive	$ 142,521
Other	22,621	Other	6,912
	$ 996,593		$ 149,433

The unrealized gains for delayed-delivery, to-be-announced securities (TBA) and when-issued securities are recorded in the Consolidated Statement of Financial Condition net of unrealized losses by counterparty.

6. Receivable from and Payable to Customers

Receivable from and payable to customers consists primarily of amounts due on cash transactions arising from customer fails-to-receive and fails-to-deliver.

7. Commitments and Contingencies

Leases

The Group has four lease agreements for facilities, the longest of which is 15 years. The leases contain provisions for escalations based on increases in certain costs incurred by the lessors. Minimum annual lease commitments under the leases are as follows:

Year Ending March 31,	
2015	8,885
2016	8,131
2017	4,582
2018	4,582
Thereafter	9,790
	$ 35,970

The office space included under the leases is used by the Group and various other affiliates.

The ultimate parent company, ICAP plc has obtained an uncollateralized letter of credit in the amount of $6,720, in order to satisfy the requirements of the lease agreement entered into by the Group for the facilities.

The Company obtained an uncollateralized letter of credit in the amount of $2,160, in order to satisfy the requirements of the lease agreement entered into by the Company for the disaster recovery facility.

(dollars in thousands)

Additionally the Company obtained an uncollateralized letter of credit in the amount of $634, in order to satisfy the requirements of the lease agreement entered into by the Company for office space for the benefit of one of its affiliates.

A subsidiary has satisfied collateral requirements with one clearing organization at March 31, 2014 by depositing one letter of credit in the amount of $25,000. No amounts have been paid under this arrangement.

The Group has access to a $200,000 committed daily revolving credit facility available to satisfy collateral requirements with a clearing organization. Interest charges associated with the credit facility is Federal Funds rate plus an applicable margin of .135 percent. As of March 31, 2014, the Group had not drawn down on the credit facility.

Legal proceedings

The highly regulated nature of the Group's business means that from time to time it is subject to regulatory enquiries and investigations.

Such matters are inherently subject to many uncertainties and the Group cannot predict their outcomes. Management believes that there are no issues which are currently expected to have a material adverse impact on the Group's financial condition. However, the Group can provide no assurance that such actions will not be material to our operating results and cash flows, depending in part upon operating results and cash flows for a particular period.

The Group is involved in litigation arising in the ordinary course of its business, including, but not limited to litigation and claims relating to employment. Management believes, based upon consultation with outside legal counsel, that the outcome of these matters will not have a material adverse effect on the Group's financial condition. However, the Group can provide no assurance that such actions will not be material to our operating results and cash flows, depending in part upon operating results and cash flows for a particular period.

Link notes that the SEC and the United States Department of Justice ("USDJ") have issued complaints against former employees of Link related to conduct that occurred during their employment with Link, and three of those employees have pled guilty to securities fraud for such conduct. The conduct of the former employees occurred during a period of time that largely pre-dates ICAP's acquisition of Link. The SEC and the USDJ offices allege that the employees in question fraudulently concealed fees to customers. To date, no complaints or any formal charges have been issued against the Group or Link itself, however Link has entered into settlement discussions with the SEC, and has therefore recorded a reserve of $14,000 related to the potential resolution of the matter. As the investigation progresses Link continues to cooperate and provide information that is requested.

8. Netting of Financial Assets and Financial Liabilities

The Group adopted the guidance in ASU 2011-11, Balance Sheet (Topic 210) "Disclosures about Offsetting Assets and Liabilities" and ASU 2013-01, Balance Sheet (Topic 210): "Clarifying the

(dollars in thousands)

Scope of Disclosures about Offsetting Assets and Liabilities" for periods beginning after January 1, 2013. This guidance requires the Group to disclose both gross and net information about financial instruments and transactions eligible for offset in the Consolidated Statement of Financial Condition and financial instruments and transactions subject to an agreement similar to a master netting arrangement. Financial instruments and transactions would include derivatives, sale and repurchase agreements, reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements.

The Group presents securities borrowed and securities loaned on a gross basis in the Consolidated Statement of Financial Condition.

The following tables present the netting of financials assets and liabilities as of March 31, 2014, pursuant to the requirements of ASU 2011-11 and ASU 2013-01.

Offsetting of Financial Assets:

				Gross Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Financial Instruments	Cash Collateral Received	Net Amount
Securities borrowed	$ 1,320,027	$ -	$ 1,320,027	$ (1,320,027)	$ -	$ -
Securities purchased under agreements to resell	5,055	-	5,055	(5,055)	-	-
Total	$ 1,325,082	$ -	$ 1,325,082	$ (1,325,082)	$ -	$ -

Offsetting of Financial Liabilities:

				Gross Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Financial Instruments	Cash Collateral Pledged	Net Amount
Securities loaned	$ 1,324,030	$ -	$ 1,324,030	$ (1,324,030)	$ -	$ -
Securities sold, under agreements to repurchase	68,453		68,453	(68,453)		-
Total	$ 1,392,483	$ -	$ 1,392,483	$ (1,392,483)	$ -	$ -

(dollars in thousands)

9. Regulatory Requirements

The Company is subject to Regulation 402.2 of the Department of the Treasury, which requires the maintenance of minimum liquid capital, as defined.

The Company had liquid capital of approximately $142,613 at March 31, 2014, which was approximately $141,593 in excess of the minimum liquid capital requirement of $1,224. The Company's ratio of liquid capital to total haircuts was approximately 140 to 1.

Corporates and IEB are subject to SEC Rule 15c3-3 and maintain "Special Accounts for Exclusive Benefit of Customers" (see Note 4).

Group members are registered with the SEC and are subject to the Uniform Net Capital requirements under Rule 15c3-1, and, accordingly, must maintain minimum net capital (as defined). This rule allows for a flow-through benefit from the subsidiaries equal to net capital and net liquid capital in excess of the capital requirements of the subsidiaries. Corporates and IEB are subject to the uniform net capital requirements under Rule 15c3-1 and Corporates is subject to the Minimum Financial Requirements Rule pursuant to Regulation 1.17 of the Act. The net capital and minimum net capital required of each subsidiary at March 31, 2014 are set forth below:

Group members	Net Capital	120% of Minimum Net Capital Requirement	Excess Net Capital
ICAP Corporates LLC	$ 72,074	$ 2,838	$ 69,236
ICAP Electronic Broking LLC	27,352	300	27,052
Total	$ 99,426	$ 3,138	$ 96,288

The following summarizes the assets and liabilities of subsidiaries consolidated in the accompanying Consolidated Financial Statements, but not consolidated in the Company's corresponding unaudited Form G-405 part II filed as of March 31, 2014:

	ICAP Corporates LLC	ICAP Electronic Broking LLC	Total
Assets	$ 1,675,238	$ 59,774	$ 1,735,012
Liabilities	1,564,743	10,056	1,574,799
Net	$ 110,495	$ 49,718	$ 160,213

(dollars in thousands)

10. Asset Purchase

On March 25, 2013, FINRA approved Corporates' plan to purchase the assets necessary to operate Link's then current business ("the Purchased Assets"). The transaction was completed immediately before the start of business on April 1, 2013 ("the closing date"). On the closing date Link transferred to Corporates, and Corporates bought the Purchased Assets (including the assignment by Link and the assumption of the employment of Link's brokers engaged in the business). As of the closing date and throughout the year ended March 31, 2014 Link did not engage in any new securities transactions, but continued to collect accrued commissions earned prior to the closing date. During November 2013 Corporates purchased Link's remaining aged commissions receivables for cash. Additionally Link maintains responsibility for liabilities attributable to the Purchased Assets and the assets retained by Link ("the Retained Assets"), in each case which accrued prior to the closing date, as well as those liabilities attributable to the Retained Assets that have or may come due after the closing date. The Retained Assets at Link will be used to satisfy any such liabilities attributable to Link.

11. Employee Benefits

The Group participates in a trustee profit sharing plan (the "Plan") covering substantially all of its employees, under which contributions are made at the discretion of management. Each member of the Group pays its respective portion of the administrative expenses. The Plan includes a 401(k) provision whereby all employees are allowed to contribute a portion of their earnings. On a discretionary basis, the Group matches a portion of employee contributions, except for employees who earn salaries in excess of a certain threshold.

12. Stock Option Plans

Corporates accounts for stock options under Financial Accounting Standards Board ASC 718, *Compensation - Stock Compensation,* ("ASC 718").

ICAP plc Share Option Plan
ICAP plc established the ICAP plc Share Option Plan, which provides for the grant of stock options to executives. The plan allows certain employees to acquire ICAP plc shares at an exercise price that represents the market value of ICAP plc shares on the grant date. At March 31, 2014, a certain employee of Corporates had 75,000 options outstanding to acquire ICAP plc shares at an exercise price that represents the market value of ICAP plc shares on the grant date. Subject to certain performance criteria, options generally vest three years after the grant date and will expire ten years after the grant date.

Transactions under the Corporates' stock option plans are summarized below:

(dollars in thousands)

	Number of Shares	Weighted-Average Exercise Price £
Options outstanding at March 31, 2013	75,000	6.11
Exercised	-	-
Options outstanding at March 31, 2014	75,000	6.11

At March 31, 2014 75,000 options were exercisable.

There were no options granted during the year ended March 31, 2014

The tax benefits associated with stock-option exercises are recognized by the Group and reflected in Consolidated Member's equity.

The following table summarizes information related to outstanding and exercisable options at March 31, 2014:

	Options Outstanding		
Exercise Price £	Number of Shares	Weighted-Average Exercise Price £	Contractual Weighted Average Remaining Life Years
6.11	75,000	6.11	4.14
	75,000		4.14

(dollars in thousands)

ICAP plc Long Term Incentive Plan

ICAP plc has established the ICAP plc Long Term Incentive Plan ("LTIP") which requires certain executives to defer 25% of their annual cash bonus in the form of ICAP plc stock grants. The grants vest in equal installments over a three year period. Fully vested stock grants are eligible for a matching grant to receive an additional 20% grant of the deferred bonus amount. The match grant is contingent upon the continued employment of the executive. As of March 31, 2014 the total amount of stock grants outstanding for IEB was 43,360.

13. Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 – Significant unobservable inputs (including management's own assumptions in determining fair value) for the asset or liability.

The Group did not have any assets or liabilities classified as Level 3 at March 31, 2014.

Estimated Fair Value of Financial Instruments Measured at Fair Value

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

	March 31, 2014			
Assets:	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 16,360	$ -	$ -	$ 16,360
Total assets at fair value	$ 16,360	$ -	$ -	$ 16,360

The Group's cash and cash equivalents include short-term highly liquid money market mutual funds which are quoted on a national exchange and therefore considered Level 1 assets.

The Group's securities owned, typically shares of common stock and high grade bonds, which are measured based on quoted market prices and therefore are considered Level 1 assets.

(dollars in thousands)

The Group's securities sold, but not yet purchased, typically shares of common stock and high grade bonds which are measured based on quoted market prices and therefore considered Level 1 assets.

ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU") requires the following disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and (2) additional disclosures in the reconciliation of Level 3 activity, including information on a gross basis for purchases, sales issuances and settlements. For the year ended March 31, 2014 the Group did not have any transfers between Levels.

Estimated Fair Value of Financial Instruments Not Measured at Fair Value

The Group estimates that the fair value of its remaining financial instruments recognized on the Consolidated Statement of Financial Condition approximate their carrying value, because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

The table below presents the carrying value and fair value of the Group's financial instruments which are not carried at fair value. In addition, the table excludes the values of non-financial assets and liabilities.

Assets:	Level 1	Level 2	Level 3	Total
Deposits with clearing organizations	$ -	$ 29,255	$ -	$ 29,255
Exchange and trdaing memberships	-	1,401	-	1,401
Securities borrowed	-	1,320,027	-	1,320,027
Receivable from broker dealers and clearing organizations	-	996,593	-	996,593
Receivable from customers	-	164,968	-	164,968
Securities purchased under agreements to resell	-	5,055	-	5,055
Commissions receivable	-	42,198	-	42,198
Total	$ -	$ 2,559,497	$ -	$ 2,559,497

Liabilities:	Level 1	Level 2	Level 3	Total
Securities loaned	$ -	$ 1,324,030	$ -	$ 1,324,030
Payable to broker dealers and clearing organizations	-	149,433	-	149,433
Securities sold under agreements to repurchase	-	68,453	-	68,453
Payable to customers	-	918,851	-	918,851
Total	$ -	$ 2,460,767	$ -	$ 2,460,767

(dollars in thousands)

14. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

If transactions do not settle because of failure by either counterparty to perform, the Group may, under certain circumstances, be required to discharge the obligation of the non-performing party.

As a result of acquiring a position as discussed under Note 1 herein, the Group may incur a gain or a loss if the market value of the security at the time of discharge is different from the value of the original transaction.

Corporates has loaned to brokers and dealers, securities owned by other brokers and dealers having a market value of approximately $1,289,741 and received cash or other collateral with a value of approximately $1,324,030 which is recorded in the Group's Consolidated Statement of Financial Condition at March 31, 2014. If a borrowing broker or dealer does not return a security, the subsidiary may be obligated to purchase the security in order to return it to the owner. In such circumstances, the subsidiary may incur a loss equal to the amount by which the market value of the security on the date of non-performance exceeds the value of the loan or the collateral from the broker or dealer. In addition, the subsidiary has borrowed from other brokers and dealers and financial institutions, securities having a market value of approximately $1,289,741 and has given cash or other collateral with a value of approximately $1,320,027, which is recorded in the Group's Consolidated Statement of Financial Condition at March 31, 2014. In the event a lender does not return the collateral, the subsidiary may be subject to a loss equal to the amount by which the collateral exceeded the market value of the security borrowed.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at their contract value. It is the policy of the Group to take possession of all underlying assets purchased under resale agreements. The market value of these underlying securities is reviewed to ensure that the amounts loaned are adequately collateralized.

The contractual amount of purchase and sale transactions for the Group at March 31, 2014 was approximately $14,601,467 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled within a short period of time subsequently after the Group's fiscal year end.

Pursuant to the terms of the clearing agreements between the Group and its clearing brokers, the clearing brokers have the right to charge the Group for losses that result from a counterparty's failure to fulfill its contractual obligations. At March 31, 2014 the Company has recorded no liability. As the right to charge the Group has no maximum amount and applied to all trades executed through the clearing broker, the Group believes there is no maximum amount assignable to this right.

In the normal course of its operations, the Group enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Group's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Group that have not yet occurred. However, based on experience, the Group believes the risk of loss is remote.

(dollars in thousands)

15. Transactions with Affiliates

The Group entered into an agreement with an indirect wholly owned subsidiary of ICAP plc, whereby the subsidiary provides them with shared occupancy and administrative services (including finance, human resources, operations, legal and electronic data processing functions). At March 31, 2014 $25,157 was prepaid to affiliate under this agreement and therefore is reflected in receivable from affiliates in the Consolidated Statement of Financial Condition.

The Group has receivables and payables from affiliates of $300 and $2,997 respectively, relating to commission revenue and expense.

In addition, certain members of the Group provide clearing services for foreign and domestic affiliates.

Corporates leases seat memberships from an affiliate of IBHNA.

Amounts receivable from and payable to affiliate are non-interest bearing and are due on demand.

The Company has a membership with the Fixed Income Clearing Corporation ("FICC"). IEB has an affiliated membership underneath the direct membership of the Company. Although IEB maintains a separate participant identification with the FICC, it introduces transactions in FICC eligible securities to the Company for settlement and clearance. All margining is combined at the Company level.

16. Regulatory Developments

Recent changes in regulation resulting from financial regulatory reforms could have a significant impact on the Group's business, financial condition and results of operations. The Dodd-Frank Wall Street Reform and Consumer Protection Act ("the Dodd-Frank Act") has broadly impacted the financial services industry, bringing with it significant regulatory and compliance changes. Many of the requirements called for in the Dodd Frank Act will be implemented over time and most will be subject to implementing regulations over the course of several years. However during 2013 the CFTC implemented rules requiring the mandatory clearing of certain credit default swaps and interest rate swaps between dealers, and between swap dealers and non-dealer financial institutions. The CFTC has started to make determinations regarding which swaps must be traded on swap execution facilities or exchanges. Additionally the CFTC has mandated that certain interest rate swaps and credit default swaps are now subject to these trade execution requirements. Further similar CFTC determinations are expected to be made during 2014.

The Dodd-Frank Act may impact the manner in which we market our products, and manage our business and operations, all of which while not anticipated to, could in the future impact our results of operations, financial condition and liquidity. However given the uncertainty associated with the manner in which the remaining provisions of the Dodd Frank Act will be implemented by the various regulatory agencies and through regulation, the full extent of the impact such requirements will have on the Group's operation is unclear at this time.

The Group continues to engage with industry peers and regulators on the aspects of open and fair access to markets, and the functioning of interdealer brokers ("IDBs") in these markets. Overall, it is still unclear how structural reforms will impact IDBs, their customers or their counterparties. Some of these changes will create both opportunities and challenges for IDB's. Therefore the Group will continue to remain engaged with its industry peers and regulators in the formulation of final regulation in order to help our clients address these changes as well as ensure that the Group is properly positioned to respond to the changes.

During 2013 an affiliate of the Group was created and was registered as a Swap Execution Facility ("SEF") in accordance with CFTC rules. The affiliate SEF will operate pursuant to the oversight and regulatory requirements of the CFTC.

17. Subsequent Events

The Group has performed an evaluation of subsequent events through May 19, 2014. There have been no subsequent events that occurred during this period that would require recognition in the financial statements or disclosure as of March 31, 2014 or for the year then ended.